UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 17, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

CHANGE OF THE USE OF PROCEEDS OF

THE NON-PUBLIC ISSUE OF A SHARES

Reference is made to the announcement of China Eastern Airlines Corporation Limited (the “Company”) dated 23 April 2015 and the circular of the Company for the proposed application for the issue of not more than 2,329,192,546 A shares in the PRC dated 26 May 2015 (the “Circular”). Unless otherwise stated, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

As disclosed in the Circular, the Company intends to use the Proceeds (after deducting the relevant expenses) for, among other things, purchase of 23 aircraft (including Airbus A321 aircraft, Boeing B737-800 and B777-300ER aircraft) (the “Intended Use of Proceeds”). After the conclusion of the AGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting on 16 June 2015, the fifteenth ordinary meeting of the seventh session of the Board was held on the same day (with the authorization granted by the Shareholders pursuant to Resolution No.13 as set out in the notice of the AGM which was passed by the Shareholders at the AGM) which proposes to adjust the Intended Use of Proceeds to purchase 28 aircraft (including B777-300ER aircraft, Airbus A330-200, Airbus A321 aircraft and Boeing B737-800). The total amount of capital required for the purchase changed from RMB12,139 million to RMB12,127 million.

The Board considers that the above adjustment of the use of proceeds is more in line with the current business needs of the Company and is beneficial to the continued and rapid development of the Group’s principal business, and is in the best interests of the Company and its Shareholders as a whole.

Due to the above adjustment of the use of proceeds, the Company correspondingly amended the Feasibility Report on the Use of Proceeds Raised from the Non-public Issuance of A Shares which was contained in the Appendix II to the Circular. The particulars of such amendments are as follows:

No.	Original disclosure	Amended disclosure

1.	(1) PLAN OF USE OF PROCEEDS	(1) PLAN OF USE OF PROCEEDS

		Investment				Investment
		amount of	Proceeds to			amount of	Proceeds to
	Name of project	project	be applied		Name of project	project	be applied
		(RMB	(RMB			(RMB	(RMB
		hundred	hundred			hundred	hundred
		million)	million)			million)	million)

1	Project of purchase of 23 aircraft	121.39	120.00	1	Project of purchase of 28 aircraft	121.27	120.00
2	Repayment of financial institution loans	31.69	30.00	2	Repayment of financial institution loans	31.69	30.00

	Total	153.09	150.00		Total	152.96	150.00

No.	Original disclosure	Amended disclosure

2.	1. Project of purchase of 23 aircraft	1. Project of purchase of 28 aircraft

	CEA proposes to apply the Proceeds from non-public issuance of RMB12 billion to purchase 23 aircraft.	CEA proposes to apply the Proceeds from non-public issuance of RMB12 billion to purchase 28 aircraft.

	According to the “Circular Regarding the Scrolling Adjustment Scheme on Air Transport Fleet of China Eastern Airlines Corporation Limited for 2014–2018 (Min Hang Ji Fa [2014] No. 13)《 關 於 下 發 中國東方航空股份有限公 司 2014–2018 年運輸機隊規劃滾動調整方 案的通 知 》(民航計 發 [2014]13 號)” issued by the development and planning department of CAAC, CEA can buy 29 passenger aircraft with more than 250 seats and 204 passenger aircraft with seats between 100 and 200 during the approval period. 23 aircraft to be purchased by the Company by using the Proceeds in year of 2016 include Airbus A321 (short-medium route), Boeing B737-800 (short-medium route) and Boeing B777-300ER (long route), all of which are key aircraft series of the Company. The total consideration for the purchase is USD1.976 billion (equivalent to approximately RMB12.139 billion), among of which RMB12.00 billion will be paid by the Proceeds.	According to the approval from National Development and Reform Commission, CEA intends to apply the Proceeds to purchase total 28 aircraft in the second half of 2015 and year of 2016, including Boeing B777-300ER (long route), Airbus A330-200 (medium-long route), Airbus A321 (short-medium route) and Boeing B737-800(short-medium route), all of which are four key aircraft series of the Company. The total consideration for the purchase is USD1.974 billion (equivalent to approximately RMB12.127 billion), among of which RMB12.00 billion will be paid by the Proceeds.

3.	In the event that the actual amount of net Proceeds raised under the non-public issue is less than the total amount of Proceeds proposed to be applied to the Projects set out above, the Company will use self-raised funds to fund the shortfall. The actual amount of Proceeds will be applied to the Projects in proportion (the purchase of 23 aircraft and repayment of financial institution loans shall account for 80% and 20%, respectively). The remaining Proceeds, if any, after the planned investment will be used to supplement the working capital of the Company.	In the event that the actual amount of net Proceeds raised under the non-public issue is less than the total amount of Proceeds proposed to be applied to the Projects set out above, the Company will use self-raised funds to fund the shortfall. The actual amount of Proceeds will be applied to the Projects in proportion (the purchase of 28 aircraft and repayment of financial institution loans shall account for 80% and 20%, respectively). The remaining Proceeds, if any, after the planned investment will be used to supplement the working capital of the Company.

No.	Original disclosure	Amended disclosure

4.

In accordance with CEA’s strategy of “hub network operation”, the Company consolidated its core markets, controlled its key markets and focused on its major markets by continuously increasing the frequency of flights and number of destinations as well as expanding its route network. Meanwhile, the Company has continuously streamlined and optimised its fleet structure in recent years and strived to establish an aviation transport fleet which mainly comprised four major models, namely Boeing B777 (long route), Airbus A330 (medium-long route), Airbus A320 (short-medium route) and Boeing B737NG. Older aircraft models that have high energy-consumption characteristics will be actively phased out. In light of the continuing favourable factors in both the macroeconomic environment and domestic civil aviation market, CEA intends to use the Proceeds from the non-public issuance to purchase 23 aircraft, including Airbus A321 (short-medium route), Boeing B737-800 (short-medium route) and Boeing B777-300ER (long route), all of which are key aircraft series of the Company. The expansion of fleet will positively increase in the flight capacity of CEA and make the strategic preparation for CEA’s route network expansion and market share enhancement. Aircraft is the core asset of an airline, and the fleet expansion will further increase the Company’s sustainable revenue and core competitiveness.

In accordance with CEA’s strategy of “hub network operation”, the Company consolidated its core markets, controlled its key markets and focused on its major markets by continuously increasing the frequency of flights and number of destinations as well as expanding its route network. Meanwhile, the Company has continuously streamlined and optimised its fleet structure in recent years and strived to establish an aviation transport fleet which mainly comprised four major models, namely Boeing B777 (long route), Airbus A330 (medium-long route), Airbus A320 (short-medium route) and Boeing B737NG. Older aircraft models that have high energy-consumption characteristics will be actively phased out. In light of the continuing favourable factors in both the macroeconomic environment and domestic civil aviation market, CEA intends to use the Proceeds from the non-public issuance to purchase 28 aircraft, including Boeing B777-300ER (long route), Airbus A330-200 (medium-long route), Airbus A321 (short-medium route) and Boeing B737-800 (short-medium route), all of which are four key aircraft series of the Company. The expansion of fleet will positively increase in the flight capacity of CEA and make the strategic preparation for CEA’s route network expansion and market share enhancement. Aircraft is the core asset of an airline, and the fleet expansion will further increase the Company’s sustainable revenue and core competitiveness.

No.	Original disclosure	Amended disclosure

5.

(2)    INFORMATION OF THE PROJECT APPROVAL

On 17 July 2014, the development and planning department of CAAC published “Circular Regarding the Scrolling Adjustment Scheme on Air Transport Fleet of China Eastern Airlines Corporation Limited for 2014–2018 (Min Hang Ji Fa [2014] No. 13《) 關於下發中國東方航 空股份有限公 司 2014–2018 年運輸 機隊規劃滾動調整方案的通 知》 (民 航 計 發 [2014]13 號) ”. Pursuant to theaforementioned approval, CEA is allowedto buy 29 passenger aircraft with more than 250 seats and 204 passenger aircraft with seats between 100 and 200 during the approval period.

(2) INFORMATION OF THE PROJECT APPROVAL Purchase of 28 aircraft by using the Proceeds by the Company has obtained the approval from National Development and Reform Commission.

6.

(3)    INVESTMENT BUDGET

Based on the latest release of 2014 product catalogue prices by Boeing Commercial Airplanes and 2015 product catalogue prices by Airbus Group, the catalogue prices of the aircraft to be introduced by the Company are as follows:

(3)    INVESTMENT BUDGET

Based on the latest release of 2014 product catalogue prices by Boeing Commercial Airplanes and 2015 product catalogue prices by Airbus Group, the catalogue prices of the aircraft to be introduced by the Company are as follows:

Model	Catalogue prices		Model	Catalogue prices
USD Million		RMB Million	USD Million		RMB Million
		(Note)			(Note)

A321	113.7	698.5	B777-300ER	330.0	2,027.3
B737-800	93.3	573.2	A330-200	229.0	1,406.8
B777-300ER	330.0	2,027.3	A321	113.7	698.5
			B737-800	93.3	573.2

Note: A mid-point of the exchange rate of USD1 to RMB6.1434 on 1 April 2015 is used to calculate the above RMB amount.	Note: A mid-point of the exchange rate of USD1 to RMB6.1434 on 1 April 2015 is used to calculate the above RMB amount.

No.	Original disclosure	Amended disclosure

	23 aircraft to be purchased by the Company by using the Proceeds in year of 2016 include Airbus A321 (short-medium route), Boeing B737-800 (short-medium route) and Boeing B777-300ER (long route), all of which are key aircraft series of the Company. The total consideration for the purchase is USD1.976 billion (equivalent to approximately RMB12.139 billion), among of which RMB12.00 billion will be paid by the Proceeds from the non-public issuance.	28 aircraft to be purchased by the Company by using the Proceeds in the second half of 2015 and year of 2016 include Boeing B777-300ER (long route), Airbus A330-200 (medium-long route), Airbus A321 (short-medium route) and Boeing B737-800 (short-medium route), all of which are four key aircraft series of the Company. The total consideration for the purchase is USD1.974 billion (equivalent to approximately RMB12.127 billion), among of which RMB12.00 billion will be paid by the Proceeds from the non-public issuance.

7.

(4)    BASIC INFORMATION OF THE AIRCRAFT PROPOSED TO BE INTRODUCED

The fundamental parameters of standard configuration of Airbus A321 (short- medium route), Boeing B737-800 (short- medium route) and Boeing B777-300ER (long route) are as follows:

(4)    BASIC INFORMATION OF THE AIRCRAFT PROPOSED TO BE INTRODUCED

The fundamental parameters of standard configuration of Boeing B777-300ER (long route), Airbus A330-200 (medium- long route), Airbus A321 (short-medium route) and Boeing B737-800 (short- medium route) are as follows:

				B777-		B777-	A330-		B737-
A321			B737-800	300ER		300ER	200	A321	800

	Maximum take-off weight (Tonnes)	93.0	79.0	351.5	Maximum take-off weight (Tonnes)	351.5	238.0	93.0	79.0
	Maximum fuel storage capacity (Litres)	23,700	26,024	181,281	Maximum fuel storage capacity (Litres)	181,281	139,090	23,700	26,024
	Typical cruising speed (Mach)	0.78	0.78	0.84	Typical cruising speed (Mach)	0.84	0.82	0.78	0.78
	Range, fully loaded (Kilometres)	3,000	4,500	14,000	Range, fully loaded (Kilometres)	14,000	10,000	3,000	4,500
	Maximum payload (Tonnes)	23.5	19.2	62.0	Maximum payload (Tonnes)	62.0	43.0	23.5	19.2
	Fuel consumption (Tonnes/hour)	2.9	2.8	8.4	Fuel consumption (Tonnes/hour)	8.4	6.1	2.9	2.8

No.	Original disclosure	Amended disclosure

8.

(5)    ANALYSIS OF FUTURE REVENUE

The introduction and commencement of operation of Airbus A321 (short-medium route), Boeing B737-800 (short-medium route) and Boeing B777-300ER (long route) can increase the flight capacity, traffic volume of major routes and route revenues of the Company. In addition, the partial replacement of the older aircraft by the newly introduced aircraft will facilitate the optimisation of the fleet structure and effectively lower the fuel consumption and maintenance cost, thereby improving the Company’s competitiveness in the aviation transportation business.

After preliminary evaluation, the introduction of 23 aircraft to be purchased by the Company with the Proceeds in year of 2016 will contribute an increase in total operating income of approximately RMB4.454 billion within one year following the introduction.

(5)    ANALYSIS OF FUTURE REVENUE

The introduction and commencement of operation of Boeing B777-300ER (long route), Airbus A330-200 (medium-long route), Airbus A321 (short-medium route) and Boeing B737-800 (short-medium route) can increase the flight capacity, traffic volume of major routes and route revenues of the Company. In addition, the partial replacement of the older aircraft by the newly introduced aircraft will facilitate the optimisation of the fleet structure and effectively lower the fuel consumption and maintenance cost, thereby improving the Company’s competitiveness in the aviation transportation business.

After preliminary evaluation, the introduction of 28 aircraft to be purchased by the Company with the Proceeds in the second half of 2015 and year of 2016 will contribute an increase in total operating income of approximately RMB5.343 billion within one year following the introduction.

No.	Original disclosure	Amended disclosure

9.	Given the above reasons, the non-public issuance of A shares to raise Proceeds for the purchase of 23 aircraft and repayment of financial institution loans is in compliance with the requirements of the relevant laws and regulations and in the fundamental interests of the Shareholders. It is also in line with the actual situation and strategic objectives of the Company, and would facilitate the Company to meet its capital requirement for a stable and sustainable development and improve its financial position, core competitiveness and risk resistance capacity, in order to achieve a healthy and long-term development.	Given the above reasons, the non-public issuance of A shares to raise Proceeds for the purchase of 28 aircraft and repayment of financial institution loans is in compliance with the requirements of the relevant laws and regulations and in the fundamental interests of the Shareholders. It is also in line with the actual situation and strategic objectives of the Company, and would facilitate the Company to meet its capital requirement for a stable and sustainable development and improve its financial position, core competitiveness and risk resistance capacity, in order to achieve a healthy and long-term development.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Joint Company Secretary Shanghai, the People’s Republic of China 16 June 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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